

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

<u>Via E-Mail</u>
George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
85 Akti Maiaouli Street
Piraeus, Greece 185 38

> **Re: Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Form 6-K dated August 26, 2013**
> **Filed August 26, 2013**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief